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                                File No. 70-9425

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM U-1/A

                               Amendment No. 1 to
                            APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                             COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600


       -----------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                             COLUMBIA ENERGY GROUP
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               (Name of top registered holding company parent of
                          each applicant or declarant)


                          J. W. Trost, Vice President
                   COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
                   -----------------------------------------
                    (Name and address of agent for service)



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         Columbia Energy Group ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), hereby submits for filing this Amendment No. 1 to the Application-Declaration on Form U-1.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION is hereby amended as follows:

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs or FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. In this matter, each of the provisions is satisfied. Specifically, Columbia has no aggregate investment in EWGs or FUCOs.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a) Exhibits

         C Preliminary Proxy Materials, incorporated by reference to Schedule 14A, filed with the Commission on February 10, 1999

         F   Opinion of Counsel (to be filed by amendment)

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to the Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                                    COLUMBIA ENERGY GROUP

DATE: February 22, 1999             by: //s//M. W. O'Donnell
                                       ---------------------------------------
                                    M. W. O'Donnell, Senior Vice President
                                    & Chief Financial Officer